

May 7, 2010

Mr. Neil A. Cotty
Interim Chief Financial Officer
Bank of America Corporation
Bank of America Corporate Center
100 N. Tryon Street
Charlotte, NC 28255

   RE: **Bank of America Corporation**
      Form 10-K for the Fiscal Year Ended December 31, 2008
      Form 10-Q for Quarterly Period Ended September 30, 2009
      File No.: 001-06523

Dear Mr. Cotty:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        Sincerely,

        Hugh West
        Accounting Branch Chief